

# TORM plc Q2 2025 Results, Dividend Distribution, and Financial Outlook 2025

**INSIDE INFORMATION**

*"TORM delivered a strong second-quarter result with continued market-leading performance, against a backdrop of global uncertainty," says Jacob Meldgaard, adding: "We see strong momentum heading into the second half of the year, and as a result, we are raising our full-year guidance."*

### Financial Results

In the second quarter of 2025 TORM (Nasdaq: TRMD or TRMD A) generated time charter equivalent earnings (TCE) of USD 208.2m including unrealized losses on derivatives of USD -2.2m (2024, same period: USD 325.9m including unrealized losses on derivatives of USD 0.0m). Adjusted EBITDA totaled USD 129.0m (2024, same period: USD 251.1m), while net profit for the period amounted to USD 58.7m (2024, same period: USD 194.2m), thus declining year-over-year due to a normalization of freight rates from the exceptionally strong levels seen in the first half of 2024. However, rates remained stable in the second quarter of 2025 and consistent with those observed in recent quarters, reflecting a resilient market environment.

In the most recent quarter, volatile geopolitical developments and expanded sanctioning of vessels have added further complexity to the tanker market. While product tanker ton-miles began to rebound in March 2025, trade volumes on routes most affected by the Red Sea disruption remained subdued — effectively neutralizing earlier ton-mile gains driven by longer routing.

In this market, TORM achieved TCE rates of USD/day 26,672 on average (2024, same period: USD/day 42,057), and available earning days increased to 7,888 (2024, same period: 7,749). Our vessel class LR2 achieved TCE rates of USD/day 35,459, the LR1 vessels achieved TCE rates of USD/day 27,371, and the MR vessels achieved TCE rates of USD/day 23,345.

For the second quarter of 2025, Return on Invested Capital amounted to 10.0% (2024, same period: 29.5%) reflecting the lower freight rates compared to the very high levels seen a year ago, and basic EPS amounted to USD 0.60 (2024, same period: USD 2.08).

### Key Figures

| USDm | Q2 2025 | Q2 2024 | Change | H1 2025 | H1 2024 | change |
|---|---|---|---|---|---|---|
| Time charter equivalent earnings (TCE) | 208.2 | 325.9 | (117.7) | 422.2 | 656.6 | -234.4 |
| EBITDA | 126.8 | 251.1 | (124.3) | 262.4 | 516.9 | -254.5 |
| Adjusted EBITDA[*] | 129.0 | 251.1 | (122.1) | 266.7 | 518.3 | -251.6 |
| Net profit/(loss) for the period | 58.7 | 194.2 | (135.5) | 121.6 | 403.4 | -281.8 |
| Unrealized gains/(losses) on derivatives | (2.2) | 0.0 | (2.2) | (4.3) | (1.4) | -2.9 |
| TCE per day (USD)[*] | 26,672 | 42,057 | -15,385 | 26,740 | 42,603 | -15,863 |
| Basic earnings/(loss) per share (USD) | 0.60 | 2.08 | (1.48) | 1.24 | 4.40 | (3.16) |
| Dividend per share (USD) | 0.40 | 1.80 | (1.40) | 0.80 | 3.30 | (2.50) |
| Dividend pay-out ratio | 67% | 87% | (20)% | 65% | 75% | (10)% |

[*] Excludes unrealized gains/losses on derivatives.

### Vessel transactions

In the second quarter of 2025, TORM sold and delivered the 2008-built LR2 vessel TORM Mathilde. In addition, the two 2008-built MR vessels TORM Voyager and TORM Discoverer were sold, with TORM Discoverer delivered to its new owner in July, and TORM Voyager scheduled for delivery later in the third quarter of the year.



## Financing

TORM has secured financing commitments of up to USD 857m on attractive terms to refinance two existing syndicated loans as well as lease agreements covering 22 vessels. The new structure, combining term and revolving credit facilities, strengthens our capital flexibility. Syndicated loans will be refinanced in Q3 2025, while lease agreements will be refinanced on a rolling basis before the end of Q2 2026 as individual purchase options are exercised.

## Distribution of Dividend

TORM's Board of Directors has today approved an interim dividend for the second quarter of 2025 of USD 0.40 per share to be paid to the shareholders corresponding to an expected total dividend payment of USD 39.2m. The distribution for the quarter is equivalent to 67% of net profit and reflects the Distribution Policy. The payment date is 03 September 2025 to all shareholders on record as of 22 August 2025, and the ex-dividend date is 21 August 2025 for the shares listed on Nasdaq OMX Copenhagen and 22 August 2025 for the shares listed on Nasdaq New York.

## Financial Outlook 2025 - INSIDE INFORMATION

As of 04 August 2025, TORM had covered 56% of the Q3 2025 earning days at an average rate of USD/day 30,617 . By vessel class, coverage stood at 63% for LR2s at USD/day 36,670, 54% for LR1s at USD/day 29,285 and 54% for MRs at USD/day 28,436

For the full year 2025 66% of the earning days have been fixed at an average rate of USD/day 27,833. The remaining 34% of the earning days in 2025 - equivalent to 10,892 days - remain open and thus subject to market fluctuations. A change in freight rates of USD/day 1,000 will, all else equal, impact EBITDA by approximately USD 11m.

Based on the earnings realized in the first half of the year as well as the outlook for the remaining part of the year, TORM increases the full-year 2025 guidance. Thus, TCE earnings are expected to be in the range of USD 800 - 950m (previous guidance USD 700 - 900,m) and EBITDA is expected to be in the range of USD 475 – 625m (previous guidance USD 400 - 600m) based on the current fleet size.

## Webcast and Conference Call

TORM will host a webcast and conference call for investors and analysts today, Thursday 14 August at 09:00 am Eastern Time / 03:00 pm Central European Time.

Participants joining webcast:

Please access the webcast here.

Participants joining by telephone:

Please call one of the dial-in numbers below at least ten minutes prior to the start (Conference ID: 2961304):

Denmark: +45 32 74 07 10

United Kingdom: +44 20 3481 4247

United States: +1 (646) 307 1963

## Contacts

Mikael Bo Larsen, Head of Investor Relations

Tel.: +45 5143 8002

## About TORM

TORM is one of the world's leading carriers of refined oil products. TORM operates a fleet of product tanker vessels with a strong commitment to safety. environmental responsibility and customer service. TORM was founded in 1889 and conducts business worldwide. TORM's shares are listed on Nasdaq in Copenhagen and on Nasdaq in New York (ticker: TRMD A and TRMD. ISIN: GB00BZ3CNK81). For further information please visit www.torm.com.



## Safe Harbor Statement as to the Future

Matters discussed in this release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are statements other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. Words such as, but not limited to, "expects," "anticipates," "intends," "plans," "believes," "estimates," "targets," "projects," "forecasts," "potential," "continue," "possible," "likely," "may," "could," "should" and similar expressions or phrases may identify forward-looking statements.

The forward-looking statements in this release are based upon various assumptions, many of which are, in turn, based upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond our control, the Company cannot guarantee that it will achieve or accomplish these expectations, beliefs, or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to, our future operating or financial results; changes in governmental rules and regulations or actions taken by regulatory authorities; inflationary pressure and central bank policies intended to combat overall inflation and rising interest rates and foreign exchange rates; general domestic and international political conditions or events, including "trade wars" and the war between Russia and Ukraine, the developments in the Middle East, including the war in Israel and the Gaza Strip, and the conflict regarding the Houthis' attacks in the Red Sea; international sanctions against Russian oil and oil products; changes in economic and competitive conditions affecting our business, including market fluctuations in charter rates and charterers' abilities to perform under existing time charters; changes in the supply and demand for vessels comparable to ours and the number of newbuildings under construction; the highly cyclical nature of the industry that we operate in; the loss of a large customer or significant business relationship; changes in worldwide oil production and consumption and storage; risks associated with any future vessel construction; our expectations regarding the availability of vessel acquisitions and our ability to complete acquisition transactions planned; availability of skilled crew members other employees and the related labor costs; work stoppages or other labor disruptions by our employees or the employees of other companies in related industries;  effects of new products and new technology in our industry;  new environmental regulations and restrictions; the impact of an interruption in or failure of our information technology and communications systems, including the impact of cyber-attacks, upon our ability to operate; potential conflicts of interest involving members of our Board of Directors and Senior Management; the failure of counterparties to fully perform their contracts with us; changes in credit risk with respect to our counterparties on contracts; adequacy of insurance coverage; our ability to obtain indemnities from customers; changes in laws, treaties or regulations; our incorporation under the laws of England and Wales and the different rights to relief that may be available compared to other countries, including the United States; government requisition of our vessels during a period of war or emergency; the arrest of our vessels by maritime claimants; any further changes in U.S. trade policy that could trigger retaliatory actions by the affected countries; the impact of the U.S. presidential and congressional election results affecting the economy, future government laws and regulations and trade policy matters, such as the imposition of tariffs and other import restrictions; potential disruption of shipping routes due to accidents, climate-related incidents, adverse weather and natural disasters, environmental factors, political events, public health threats, acts by terrorists or acts of piracy on ocean-going vessels; damage to storage and receiving facilities; potential liability from future litigation and potential costs due to environmental damage and vessel collisions; and the length and number of off-hire periods and dependence on third-party managers.

In the light of these risks and uncertainties, undue reliance should not be placed on forward-looking statements contained in this release because they are statements about events that are not certain to occur as described or at all. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

Except to the extent required by applicable law or regulation, the Company undertakes no obligation to release publicly any revisions or updates to these forward-looking statements to reflect events or circumstances after the date of this release or to reflect the occurrence of unanticipated events. Please see TORM's filings with the U.S. Securities and Exchange Commission for a more complete discussion of certain of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.